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Exhibit (a)(5)

BEI TECHNOLOGIES ENTERS INTO AGREEMENT
TO BE ACQUIRED BY SCHNEIDER ELECTRIC

San Francisco, California—July 22, 2005, BEI Technologies, Inc. (NASDAQ: BEIQ) and Schneider Electric SA (Euronext: SCHN) today announced that they have reached a definitive agreement for Schneider Electric to acquire all of the outstanding shares of BEI for US$35.00 per share in cash. The transaction values BEI at approximately US$562 million, including net financial debt of approximately US$29 million, and has been approved by the boards of directors of both companies.

  Under the terms of the agreement, an indirect wholly-owned acquisition subsidiary of Schneider Electric will commence a tender offer to acquire all of the issued and outstanding shares of BEI for a price of US$35.00 per share in cash. Subsequent to the successful completion of the tender offer, any remaining shares of BEI will be acquired in a cash merger at a price of US $35.00 per share, as a result of which Schneider Electric's wholly-owned acquisition subsidiary will merge with and into BEI. The consideration for the shares tendered in the tender offer will be paid in cash promptly upon the acceptance for payment of shares tendered following the satisfaction of the conditions to the tender offer.

  The tender offer will be subject to customary conditions, including the tender of shares that constitutes a majority of the shares of BEI on a fully diluted basis. The acceptance by the acquisition subsidiary for payment of shares tendered in the tender offer is subject to certain conditions, including regulatory approvals and other customary conditions.

  Charles Crocker, Chairman and CEO of BEI, commented: "We believe that the combination of BEI and Schneider Electric will further strengthen BEI's platform and create significant new opportunities to accelerate sales and marketing, technology, research and development, and expansion of sensors-based products in the marketplace."

  Henri Lachmann, Chairman and CEO of Schneider Electric, commented: "This acquisition of a leading sensors specialist with strong brand names and excellent reputation for innovation and performance is a breakthrough for our customized sensors platform. BEI brings us outstanding competencies and significant potential for cross-fertilization with Crouzet and Kavlico. We are confident that our platform will now benefit from critical size and have the ability to set the standards in the attractive customized sensors market."

  Transaction Support

  Shareholders of BEI holding approximately 20% of the outstanding shares (including Charles Crocker) have entered into transaction support agreements with Schneider Electric and agreed to tender their shares in the proposed tender offer and to otherwise support the transaction.

  Notice Regarding Tender Offer Materials

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES OF BEI. THE TENDER OFFER FOR THE OUTSTANDING SHARES OF BEI COMMON STOCK DESCRIBED IN THIS ANNOUNCEMENT HAS NOT COMMENCED. AT THE TIME THE OFFER IS COMMENCED, THE ACQUISITION SUBSIDIARY OF SCHNEIDER ELECTRIC WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO AND BEI WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE OFFER WITH THE SECURITIES AND EXCHANGE COMMISSION. THE HOLDERS OF SECURITIES IN BEI SHOULD CAREFULLY READ EACH OF THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WHEN THEY BECOME

AVAILABLE, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. BEI WILL MAKE THOSE MATERIALS AVAILABLE TO HOLDERS OF SECURITIES IN BEI AT NO EXPENSE TO SUCH HOLDERS. IN ADDITION, ALL OF THOSE MATERIALS (AND ALL OTHER OFFER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION) WILL BE AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV/. IN ADDITION, STOCKHOLDERS WILL BE ABLE TO OBTAIN A COPY OF THESE DOCUMENTS (WHEN THEY BECOME AVAILABLE) FROM SCHNEIDER ELECTRIC BY CONTACTING SCHNEIDER ELECTRIC AT 43-45, BD. FRANKLIN ROOSEVELT B.P. 236 92504 RUEIL MALMAISON CEDEX, FRANCE, ATTENTION INVESTOR RELATIONS, OR FROM BEI AT ONE POST STREET, SAN FRANCISCO, CA 94104, ATTENTION: INVESTOR RELATIONS.

  Forward-looking statements

Statements about the expected timing and scope of the acquisition, and all other statements in this release other than historical facts are forward-looking statements. Forward-looking statements include information about possible or assumed future results and usually contain words such as "believes," "intends," "expects," "anticipates," "estimates", or similar expressions. These statements are subject to risks and uncertainties that may change at any time, and, therefore, actual results may differ materially from expected results due to a variety of factors, including, but not limited to, the satisfaction of the conditions to closing of the tender offer. Investors are cautioned not to place undue reliance on the forward-looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements, risks or reasons. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

  About BEI Technologies, Inc.

  BEI Technologies, Inc. is an established manufacturer of electronic sensors, motors, actuators, rotary optical encoders, linear encoders with associated digital readouts (DROs), and motion control products used for factory and office automation, medical equipment, military, aviation and space systems. In addition, sales to manufacturers of transportation equipment, including automobiles, trucks and off-road equipment, have become a significant addition to BEI's business in recent years. BEI also manufactures electronic steering wheel position sensors, seat-memory modules, throttle position sensors, inertial navigation systems, and other devices used in transportation systems.

About Schneider Electric
Schneider Electric describes itself as the world's Power & Control leader. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric manufactures and markets a comprehensive range of products and services for the residential, buildings, industry, energy and infrastructure markets. Schneider Electric has 85,000 employees worldwide, operations in 130 countries and recorded sales of €10.4 billion in 2004 through the 13,000 sales outlets of its distributors.

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For further information, please contact:
John LaBoskey, Senior Vice President/CFO
BEI Technologies, Inc. • 415/956-4477
 www.bei-tech.com

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  Exhibit (a)(5)
BEI TECHNOLOGIES ENTERS INTO AGREEMENT TO BE ACQUIRED BY SCHNEIDER ELECTRIC